SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                   (Amendment)





                               COGNEX CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   192422103
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement |_|.

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Shillman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION U.S.


         NUMBER OF              5      SOLE VOTING POWER
          SHARES                       3,977,638
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
                                6      SHARED VOTING POWER
                                       0

                                7      SOLE DISPOSITIVE POWER
                                       3,977,638

                                8      SHARED DISPOSITIVE POWER
                                        0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,977,638

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     16.6%

12   TYPE OF REPORTING PERSON*
     IN

Item 1.
(a)    COGNEX CORPORATION

(b)  One Vision Drive, Natick, MA 01760-2059


Item 2.
(a) Robert J. Shillman

(b)  c/o Cognex Corporation, One Vision Drive, Natick, MA 01760-2059

(c)  US

(d)  Common Stock

(e)  1924222103


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |_|Broker or Dealer registered under Section 15 of the Act

(b)  |_| Bank as defined in section 3(a)(6) of the Act

(c)  |_| Insurance Company as defined in section 3(a)(19) of the Act

(d) |_| Investment Company registered under section 8 of the Investment Company Act

(e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)  |_|Employee   Benefit  Plan,  Pension  Fund  Endowment  Fund;  see  Section
     240.13d-1(b)(1)(ii)(F)

(g)  |_|    Parent    Holding    Company,    in    accordance    with    Section
     240.13d-1(b)(1)(ii)(G)

(h)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.    Ownership.

(a) Amount Beneficially Owned: 6,977,638 - Mr. Shillman directly owns 3,777,638 of such shares, directly owns options exercisable as of December 31, 1997 or exercisable within sixty days of December 31, 1997 to purchase 200,000 of such shares and is the beneficiary of the Robert J. Shillman 1990 Irrevocable Trust, which holds 3,000,000 of such shares. Mr. Shillman does not have sole or shared voting power or sole or shared dispositive power with respect to the shares held by the 1990 Irrevocable Trust, but has only a pecuniary interest in such shares.

(b) Percent of Class: 16.6% - Mr. Shillman is the beneficial owner of 16.6% of the outstanding common stock of Cognex as of December 31, 1997.


(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote: 3,977,638

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of: 6,977,638

(iv) shared power to dispose or to direct the disposition of:  -0-


Item 5.    Ownership of Five Percent or Less of a Class.

           N/A

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A

Item 8.     Identification and Classification of Members of the Group.

           N/A

Item 9.     Notice of Dissolution of Group.

           N/A

Item 10.    Certification.

           N/A

                                   Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/Robert J. Shillman
                                                     Robert J. Shillman


Dated: February 13, 1998